                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.__)*


                        WORKGROUP TECHNOLOGY CORPORATION
                        --------------------------------

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   980903 20 7
                                  -------------
                                 (CUSIP Number)


                               JOSEPH P. MULLANEY
                      PRESIDENT AND CHIEF OPERATING OFFICER
                                  SOFTECH, INC.
                                2 HIGHWOOD DRIVE
                               TEWKSBURY, MA 08176
                                  (781)890-8373
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                MARCH 28, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  980903-20-7                  13D                   Page 2 of 11 Pages
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       SOFTECH, INC.
       04-2453033

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*                                                    WC

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Massachusetts
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                              86,500
  NUMBER OF
   SHARES              ---------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY
   EACH                       0
 REPORTING
  PERSON              ----------------------------------------------------------
  WITH                9    SOLE DISPOSITIVE POWER

                              86,500
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       SOFTECH, INC.                  186,500

--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.1%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*                                           CO

CUSIP NO.  980903-20-7                  13D                   Page 3 of 11 Pages
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       GREENLEAF CAPITAL, INC.
       38-3309224

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*                                                    WC

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Michigan
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER

  NUMBER OF                   100,000
   SHARES              ---------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY
   EACH                       0
 REPORTING
  PERSON              ----------------------------------------------------------
  WITH                9    SOLE DISPOSITIVE POWER

                              100,000
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       GREENLEAF CAPITAL           186,500

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.1%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*                                           CO

CUSIP NO.  980903-20-7                  13D                   Page 4 of 11 Pages
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       William D. Johnston

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*                                                    AF

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER

  NUMBER OF                   100,000
   SHARES              ---------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY
   EACH                       0
 REPORTING
  PERSON              ----------------------------------------------------------
  WITH                9    SOLE DISPOSITIVE POWER

                              100,000
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       WILLIAM D. JOHNSTON        186,500

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.1%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*                                           IN

                                                              Page 5 of 11 Pages

ITEM 1.   SECURITY AND ISSUER

      The security to which this statement (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Workgroup Technology Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at One Burlington Woods Drive, Burlington, MA 01803.


ITEM 2.     IDENTITY AND BACKGROUND

      (a) The names of the persons filing this Statement (collectively, the "Reporting Person") and their citizenship or state of organization are:

            (i) SofTech, Inc., a Massachusetts corporation.
            (ii) Greenleaf Capital, Inc., a Michigan corporation.
            (iii) William D. Johnston, a United States citizen.

      (b) The Reporting Persons' principal business and principal office addresses are:

            (i)    2 Highwood Drive
                   Tewksbury, MA 01876

            (ii)   3505 Greenleaf Blvd.
                   Kalamazoo, MI 49008

            (iii)  c/o Greenleaf Capital, Inc.
                   3505 Greenleaf Blvd.
                   Kalamazoo, MI 49008

      (c) The present principal businesses or occupations of the Reporting Persons are that of:

                  (i) software development.
                  (ii) investment management.
                  (iii) private investor.

      (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons was or are subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      Greenleaf Capital is a significant shareholder, lender and financial advisor to SofTech. Greenleaf Capital's President and sole shareholder, William
D. Johnston, is Chairman of the Board of SofTech. Mr. Johnston has served as a Director of SofTech since June 1996.

      Information contained herein concerning Greenleaf Capital, Inc. and William D. Johnston has been provided by Greenleaf Capital, Inc. and William D. Johnston. SofTech, Inc. assumes no responsibility for such information.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Persons have paid an aggregate of $277,260 in cash for an aggregate of 186,500 shares of Common Stock. With the exception of $129,750 paid to J&C Resources, LLC by SofTech for 86,500 shares of Common Stock, as described in Item 6 below, the balance of the shares of Common Stock were purchased through open market exchange transactions by Greenleaf Capital. The source of funds used to purchase the shares of Common Stock was from the working capital of the Reporting Persons.

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                                                              Page 6 of 11 Pages

ITEM 4.     PURPOSE OF TRANSACTION

      The Reporting Persons have acquired the shares of Common Stock, because SofTech wishes to engage the Issuer's management in negotiations regarding the acquisition of the Issuer by SofTech. SofTech believes that its technology is complementary to that of the Issuer's and that there are synergies that could be realized through such a combination. Greenleaf Capital has acquired shares of Common Stock because it supports SofTech's intention to enter into discussions to acquire Issuer and wishes to assist SofTech in its goal by voting its shares in favor of any transaction by which SofTech would acquire Issuer.

ITEM  5.    INTEREST IN SECURITIES OF THE ISSUER

            (a)   On the basis of the understanding between them described in
                  Item 4 above, the Reporting Persons are part of a group as defined in Section 13(d)(3) and therefore are each deemed to be the beneficial owners of 186,500 shares of Common Stock. Such shares constitute 10.1% of the issued and outstanding shares of Common Stock.

            (b) SofTech has sole voting and dispositive power with respect to 86,500 shares of Common Stock. Greenleaf Capital has sole voting and dispositive power with respect to 100,000 shares of Common Stock.

            (c) On March 28, 2002 SofTech acquired 86,500 shares of Common Stock in a private transaction for an aggregate purchase price of $129,750. Greenleaf Capital has effected the following open market purchases of shares of Common Stock within the past 60 days.

                                                                     AGGREGATE
DATE OF PURCHASE     NUMBER OF SHARES    PRICE PER SHARE        PURCHASE PRICE

March 15, 2002           33,000                $1.46                $48,180
March 18, 2002           20,000                $1.455               $29,100
March 19, 2002           17,000                $1.50                $25,500
March 21, 2002            3,000                $1.41                 $4,230
March 25, 2002            2,500                $1.50                 $3,750
March 27, 2002            5,000                $1.50                 $7,500
March 28, 2002            5,000                $1.50                 $7,500
April 1, 2002             7,000                $1.50                $10,500
April 3, 2002             7,500                $1.50                $11,250


            (d)   Not applicable.

            (e)   Not applicable.

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                                                              Page 7 of 11 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      On March 28, 2002 SofTech acquired 86,500 shares of the Issuer's Common Stock from J&C Resources, LLC.

      Greenleaf Capital has purchased a total of 100,000 shares during the period from March 20 to April 5, 2002 in a series of open market transactions.

      Greenleaf Capital has agreed to vote its shares in favor of any transaction by which Softech would acquire Issuer. Greenleaf Capital and Softech have not entered into any written agreement regarding such understanding. Neither has ceded voting control of the shares held of record by them to the other. Each of the Reporting Parties maintains complete freedom of control regarding the voting and disposition of their shares.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

            The following documents are filed as exhibits:

            1. Stock Purchase Agreement dated March 28, 2002, by and between J&C Resources, LLC and SofTech, Inc.

            2.    Letter dated April 4, 2002 from the Reporting Person to the
                  Issuer.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:    April 5, 2002

                                          SOFTECH, INC.

                                          /s/ Joseph P. Mullaney
                                          ----------------------------------
                                              Joseph P. Mullaney
                                              President and COO


                                          GREENLEAF CAPITAL, INC.

                                          /s/ William D. Johnston
                                          ----------------------------------
                                              William D. Johnston
                                              President


                                          /s/ William D. Johnston
                                          ----------------------------------
                                              William D. Johnston


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                                                              Page 8 of 11 Pages

                                  EXHIBIT INDEX

1. Stock Purchase Agreement dated March 28, 2002, by and between J&C Resources and SofTech, Inc.

2.    Letter dated April 4, 2002 from SofTech, Inc. to the Issuer.